www.linkedin.com/in/mattie-mead-79155948 (LinkedIn)

Top Skills

Graphic Design

Architecture

Architectural Drafting

Honors-Awards

Forbes 30 Under 30

Grow-NY Winner

NYSERDA Natural Carbon Solutions Recipient

"Most Innovative Company In Idaho"

Mattie Mead

Leading Biobased Building Materials | Founder & CEO | Forbes 30 Under 30: Manufacturing & Industry
Ketchum, Idaho, United States

Summary

Mattie Mead is a Sun Valley, Idaho based entrepreneur who has a passion for reenvisioning the materials used in construction and beyond. In 2016, he was a TEDx speaker on the topic of "Building a Better World."

As the CEO and Founder of Hempitecture, he is dedicated to seeing the use of sustainable, healthy building materials in our built environment. His work with Hempitecture awarded him a spot on the 2020 Forbes "30 under 30" list, alongside his cofounder Tommy Gibbons.

Outside of Hempitecture, Mattie served on the Board of Directors of Idaho BaseCamp, a non-profit organization that connects underserved communities to the outdoors. In his home of Ketchum, Idaho, he serves as the Vice-Chair of the Planning and Zoning Commission, and the Chairperson of the Historical Preservation Commission. Mead is a graduate of Hobart College '13, where he studied architecture, environmental sciences, studio art, and entrepreneurship.

Experience

Hempitecture
Founder | CEO
August 2013 - Present (11 years 5 months)
Ketchum, ID

Hempitecture is a Public Benefit Corporation focused on healthy insulation for the residential and commercial building sectors.

Our flagship product is HempWool®, an insulating fiber-based batt derived from industrial hemp fiber.

City of Ketchum

5 years 7 months

Planning and Zoning Commissioner

December 2016 - June 2022 (5 years 7 months)

Ketchum, ID

Appointed a 3 year term. In 2020, was appointed to another 3 year term.

Youngest commissioner in the history of the city.

Served as the Commission Vice-Chair.

Chairperson of the Historic Preservation Commission

April 2020 - May 2021 (1 year 2 months)

Ketchum, Idaho, United States

Idaho BaseCamp

Board Of Directors

October 2017 - March 2021 (3 years 6 months)

Ketchum, ID

Idaho Basecamp is a 501c3 non profit organization who is a leader in providing outdoor education experiences. IBC is committed to cultivating leaders, individual and community development, and serving the environment. IBC core values are personal responsibility, courage, and respect for all.

Y Combinator

Startup School

July 2018 - November 2018 (5 months)

Completed SuS'18 Cohort with Hempitecture Inc.

TED Conferences

TEDx Speaker

October 2016 - November 2016 (2 months)

Sun Valley, ID

Was selected as the youngest speaker to present at the TEDxSun Valley Conference. My talk, titled "Building a Better World," touched on my experiences trying to implement an innovative approach to building with hempcrete, an insulating, carbon-sequestering, biocomposite material. Further, the talk made a call to action for demanding more innovation in how we design, build, and live.

Envirolution
Clean Energy Analyst
October 2013 - December 2013 (3 months)
Greater New York City Area

Completed an intensive course that provided immersion in all aspect of building energy performance including field work focused on reducing the energy consumption of businesses in New York City.

Concordia Eco Resort
Sustainability Assistant
June 2013 - August 2013 (3 months)
St. John, USVI

Interned at Concordia to expand architectural "wood-based" skills. By interning as a Carpentry Assistant, I learned practical building skills that are necessary to understand the whole design/build process. Specifically, while at Concordia I helped construct two "eco-tents," above ground structures built to accommodate resort guests while remaining minimally invasive to fragile caribbean natural habitat.

One Bead
Board of Directors & Graphic Design
May 2012 - May 2013 (1 year 1 month)

One Bead is a non-profit organization whose goal is to elevate education in East Africa through the sale of handmade, recycled glass beads. One Bead currently receives shipments of 200-300 beads biweekly, which it then redistributes to representatives at College Campuses worldwide. These representatives sell bracelets at their respective schools and the profits are used to fund expensive, yet necessary, projects at the Oloosirkon Government Primary School in Kenya. One Bead has long-term goals to motivate primary school students worldwide through the arts, music, and athletics.

Education

Hobart and William Smith Colleges
Architectural Studies, Environmental Studies, Studio Art · (2009 - 2013)

Delbarton School
High School Degree · (2005 - 2009)